UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02052077

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

P.E.

August 29, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

Exhibit Index

Exhibit No.	Description
1.	Q2 Press Release
2.	Financials & Management Discussion & Analysis

August 29, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

Date: August 29, 2002

By:______________________________

Charles Butt

President & CEO

Forbes Medi-Tech
INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces Record Second Quarter Revenues

Vancouver, British Columbia – August 29, 2002 – Forbes Medi Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced its financial results for the three and six-month periods ended June 30, 2002. In 2001 the Company changed its year-end from July 31 to December 31, so the comparative period for this quarter and half year is the three and six months ended July 31, 2001. All amounts, unless otherwise specified, are in Canadian Dollars.

Results and Revenues

The Company is pleased to report record phytosterol revenues of $2.6 million for the three months ended June 30, 2002 and $5.0 million for the six months ended June 30, 2002. Included in these amounts are record direct product sales and royalties of $2.1 million and $4.0 million, respectively. The increased sales resulted primarily from sales of non-food grade sterols from the Company's share of the Phyto-Source joint venture.

For the second quarter of fiscal 2002, net income was $3 million ($0.14 per share), compared to a net loss of $3.6 million ($0.17 per share) for the three-month period ended July 31, 2001. For the six months ended June 30, 2002, the Company had a net income of $0.9 million ($0.04 per share) compared with a net loss of $6.6 million ($0.31 per share) for the six months ended July 31, 2001. These significant improvements, from a net loss to a net profit in both the three and six month periods, resulted primarily from a one-time $6.1 million gain realized on the purchase of Reducol™ rights (as discussed in June 25, 2002 news release) for an amount significantly below the deferred revenue liability on the Company's financial statements. Reductions in general and administrative (G&A) expenses and research and development (R&D) expenses also contributed to the improvement.

Expenses

The Company's net R&D expenditures totaled $0.9 million in the second quarter of 2002, compared to $1.2 million in the three-month period ended July 31, 2001. The reduction in R&D is attributed to a decrease in non-core expenditures outside the FM-VP4 development program. G&A costs were down to $1.6 million for the first quarter 2002, compared with $2.2 million for the three months ended July 31, 2001. Included in G&A expenses for the second quarter 2002 are $0.25 million related to foreign exchange and $0.2 million related to financing from 2001. Cost of sales increased by $0.2 million, consistent with the $0.3 million increase in sales. Included in product development and marketing costs for the second quarter 2002 is $0.5 million related to fine chemicals costs prepaid in 2001. Subsequent to June 30, 2002 the Company has continued to reduce discretionary expenditures.

The Company's net R&D expenditures totaled $2.0 million in the first half of 2002, compared to $3.2 million in the six-month period ended July 31, 2001. G&A costs were down to $2.7 million for the first half of 2002, compared with $3.6 million for the three months ended July 31, 2001. Cost of sales increased by $1.5 million from the six months ended July 31, 2001 to the six months ended June 30, 2002 consistent with the increase in sales of $1.9 million over the same periods.

Liquidity & Capital Resources

The Company's working capital decreased from $3.6 million at March 31, 2002, to a working capital deficiency of $0.7 million at June 30, 2002, which is calculated after deducting $2.3 million of royalties payable to Novartis by June 30, 2003. Excluding such royalties, the Company's working capital was $1.6 million at June 30, 2002. The Company's cash and cash equivalents reduced from $1.5 million at March 31, 2002 to $0.3 million at June 30, 2002. Subsequent to June 30, 2002 the Company received $0.9 million related to other receivables and the sale of its Amqui pilot plant in Quebec. Working capital increased by $0.75 million as a result of the Amqui plant sale. As of August 29, 2002 the Company has $0.45 million in cash and approximately $2.5 million in receivables.

During the three months ended June 30, 2002, the Company used $0.3 million in operating activities compared with $1.8 million in the three-month period ended July 31, 2001. Investing activities during the quarter ended June 30, 2002, used cash of $0.1 million compared with generating cash of $3.0 million in the quarter ended July 31, 2001. At June 30, 2002 the Company was committed to investing an additional $2.0 million (US$1.35 million) in Phyto-Source LP, which is 50%-owned by the Company. It is anticipated that this funding may be made by an offset against amounts owed by the joint venture to Forbes. The net effect of this would be to reduce current receivables and current payables by $1.0 million.

During the six months ended June 30, 2002, the Company used $4.2 million in operating activities compared with $8.2 million in the six-month period ended July 31, 2001. Investing activities during the first half of 2002 generated cash of $0.4 million compared with $6.4 million in the six months ended July 31, 2001. During the first half of 2002 the Company expended $0.7 million on capital assets, compared with $2.7 million in the six months ended July 31, 2001. Financing activities during the first half of 2002, used cash of $1.7 million, mainly related to the payment of demand loans using proceeds from the sale of phytosterols, compared with $1.0 million in the six months ended July 31, 2001 primarily used to repay notes payable.

Financing

The Company recently announced it is undertaking a non-brokered private placement at a price of $0.65 per unit, each unit consisting of one common share plus .08 of a common share purchase warrant. At the same time, the Company announced it was undertaking two concurrent offerings through brokerage firms in Toronto and New York, independent of the non-brokered private placement. All offerings are subject to regulatory approval.

The Company has previously announced the requirement to seek additional debt or equity financing by September 30, 2002 to meet its planned expenditures. Based on existing sales contracts and financing commitments received to date, the Company believes it will have the necessary capital to operate beyond September 30, 2002. The Company will provide updates if and when further sterols sales contracts are entered into and financings are closed.

Outlook

Based on existing contracts alone, at August 29, 2002, the Company is anticipating that its share of phytosterol sales for calendar 2002 will be a minimum of approximately $7 million (US$5 million), compared with approximately $5 million (US$3 million) for calendar 2001. Sales volumes of phytosterols for calendar 2002 for the Company and the Phyto-Source joint venture, based on existing contracts alone, are anticipated to be a minimum of 300 tonnes (net 200 tonnes to the Company) compared with 180 tonnes (net 130 tonnes to the Company) in calendar 2001.

Conference Call

A conference call and webcast to discuss these financial results will be held on September 4, 2002 at 1 p.m. PST. (4:00 p.m. EST). To participate in the conference call, please dial 416-695-9753 or 1-877-461-2814. For those investors unable to participate in the call, the live webcast can be accessed through the Company's website at www.forbesmedi.com. The call will also be available for replay until September 30, 2002 by calling 416-695-9731 or 1-888-509-0081.

Second Quarter Report

This news release includes by reference the Company's Second Quarter Report, including the full Management Discussion & Analysis (MD&A) as well as the complete second quarter 2002 financial statements. The MD&A and financial statements are being filed with applicable Canadian and U.S. regulatory authorities.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

RJ (Don) MacDonald
Chief Financial Officer
Telephone: (604) 689-5899
E-mail: dmacdonald@forbesmedi.com

The NASDAQ National Market and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This Press Release contains forward-looking statements concerning anticipated revenues, expenditures and financing needs of the Company and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential", "projects", "plans", "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the headings "Financing" and "Outlook", but occur elsewhere in this Press Release as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company's need for additional funding, which may not be available to the Company on acceptable terms or at all; uncertainty as to whether the Company's current equity offerings will be successful or if successful, that the amount raised will be sufficient to sustain the Company's operations; uncertainty that the Phyto-Source LP manufacturing facility will function as planned; uncertainty as to whether the Company will be able to complete any new major long-term sterol contracts; the need to control costs and the possibility of unanticipated expenses; uncertainty as to the Company's ability to generate projected sales volumes and product prices; uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third-party purchasers; the need for performance of contract obligations by buyers of products; and other risks and uncertainties identified in this Press Release. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. See also the Company's reports filed with the Toronto Stock Exchange, the Ontario and B.C. Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for other cautionary statements identifying important factors with respect to such forward-looking statements. The Company does not assume any obligation to update any forward-looking statements contained herein.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
in thousands of Canadian dollars

	30 Jun 2002 (unaudited)	*31 Dec 2001* (audited)
ASSETS		
Current		
Cash and cash equivalents	$ 280	$ 5,710
Short-term investments	–	983
Receivables	2,474	3,225
Inventories	1,684	3,415
Prepaids and deposits	561	1,190
	4,999	14,523
Capital assets	14,383	14,305
Intangible and other assets	10,177	11,156
	$ 29,559	$ 39,984
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 3,271	$ 5,215
Royalties payable	2,285	–
Deferred revenues	–	1,625
Notes payable	133	133
Demand loans	–	1,593
	5,689	8,566
Long-term liabilities		
Deferred revenues	–	9,173
Royalties payable	762	–
Notes payable	1,288	1,353
Tenure allowance	948	878
	8,687	19,970
Shareholders' equity		
Share Capital	71,273	71,273
Deficit	(50,401)	(51,259)
	20,872	20,014
	$ 29,559	$ 39,984

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS and DEFICIT
in thousands of Canadian dollars
(unaudited)

	Three months ended		Six months ended	
	June 30 2002	July 31 2001 (as restated)	June 30 2002	July 31 2001 (as restated)
REVENUES				
Sales	$ 2,146	$ 1,802	$ 4,040	$ 2,154
Licensing	470	480	941	959
Phytosterol revenues	2,616	2,282	4,981	3,113
Interest and other	38	217	91	633
	2,654	2,499	5,072	3,746
EXPENSES				
General and administrative	1,643	2,166	2,731	3,646
Cost of sales	1,723	1,522	3,158	1,694
Research and development	925	1,182	1,969	3,160
Product development and marketing	908	962	1,332	1,356
Depreciation and amortization	591	253	1,129	500
	5,790	6,085	10,319	10,356
	(3,136)	(3,586)	(5,247)	(6,610)
Gain on acquisition of Reducol rights	6,105	–	6,105	–
Net income (loss) for the period	**$ 2,969**	**$ (3,586)**	**$ 858**	**$ (6,610)**
DEFICIT,				
Beginning of period	**(53,370)**	**(41,212)**	**(51,259)**	**(38,188)**
End of period	**$ (50,401)**	**$ (44,798)**	**$ (50,401)**	**$ (44,798)**
Weighted average shares outstanding - basic (000's)	**21,225**	**21,208**	**21,225**	**21,171**
Basic and fully diluted income (loss) per common share	**$0.14**	**$(0.17)**	**$0.04**	**$(0.31)**

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
in thousands of Canadian dollars
(unaudited)

	Three months ended June 30 2002	Three months ended July 31 2001 (as restated)	Six months ended June 30 2002	Six months ended July 31 2001 (as restated)
Net income (loss) for the period	$ 2,969	$ (3,586)	$ 858	$ (6,610)
Adjustment to reconcile net income (loss) to cash flow used in operations:				
Amortization of capital assets	591	253	1,129	500
Amortization of deferred revenues	(451)	(479)	(941)	(959)
Gain/acquisition of Reducol rights	(6,105)	–	(6,105)	–
	(2,996)	(3,812)	(5,059)	(7,069)
Net changes in non-cash working capital balances relating to operations				
Other receivables	1,205	2,697	753	3,114
Inventory	1,498	1,876	1,731	144
Prepaids and deposits	601	194	629	(448)
Accounts payable and accruals	67	(2,571)	(1,622)	(3,869)
Royalties payable	3,046	–	3,046	–
Increase in tenure allowance in Excess of amount funded	19	(206)	70	(111)
Deferred revenues	(3,752)	–	(3,752)	–
	(312)	(1,822)	(4,204)	(8,239)
INVESTING:				
Investment in joint venture (net of cash)	–	(2,850)	–	(2,850)
Acquisition of capital assets	(205)	(2,366)	(651)	(2,669)
Acquisition of intangible assets	–	(1,530)	–	(499)
Disposal of capital assets	100	–	100	–
Short-term investments	–	9,755	983	12,455
	(105)	3,009	432	6,437
FINANCING:				
Issuance of common shares	–	33	–	33
Notes payable	–	–	–	(1,006)
Repayment of notes payable	(32)	(28)	(65)	(48)
Demand loans	(797)	26	(1,593)	(23)
	(829)	31	(1,658)	(1,044)
Increase (decrease) in cash and Cash equivalents	**(1,246)**	**1,218**	**(5,430)**	**(2,846)**
Cash and cash equivalents, beginning of period	**1,526**	**6,621**	**5,710**	**10,685**
end of period	**$ 280**	**$ 7,839**	**$ 280**	**$ 7,839**

Forbes Medi-Tech Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Three and Six Month Periods Ended June 30, 2002

General

The following information should be read in conjunction with the Company's June 2002 unaudited consolidated financial statements and related notes, and the Company's December 2001 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). All amounts are expressed in Canadian dollars unless otherwise indicated.

Forbes Medi-Tech Inc. (the Company) is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients. The Company's main products under development and commercialization are derived from phytosterols, and include a potential pharmaceutical product FM-VP4, and phytosterol food additives and dietary supplements, all of which are currently focussed on cholesterol-lowering benefits. In animal trials, FM-VP4 has also shown potential efficacy in anti-obesity, diabetes and HDL regulation.

The Company has invested significant funds over several years in the area of phytosterol food additives and dietary supplements, including investing and advancing approximately $23 million for the Phyto-Source LP, a 50/50 joint venture to construct and operate a dedicated phytosterol manufacturing facility near Houston, Texas. This joint venture is accounted for by the proportionate consolidation method under which the Company's 50% proportionate share of the assets, liabilities, income and expense of the joint venture are reflected on the Company's financials. Using this method the Company's net investment in the joint venture at June 30, 2002 was approximately $17 million. As at June 30, 2002 the Company had an obligation to fund capital and working capital for Phyto-Source totaling approximately $2.0 million.

Results of Operations

For the three months ended June 30, 2002, the Company had a net income of $3.0 million ($0.14 per share) compared with a net loss of $3.6 million ($0.17 per share) for the three months ended July 31, 2001. This significant improvement, from a net loss to a net profit, resulted primarily from a one-time $6.1 million gain realized on the purchase of Reducol™ rights (as discussed below) for an amount significantly below the deferred revenue liability on the Company's financial statements. Reductions in general and administrative (G&A) expenses and research and development (R&D) expenses also contributed to the improvement. The Company to date has been focused on the research, development and commercialization of its phytosterol-based businesses and, with the exception of the current quarter, has essentially not been profitable since inception. The Company expects to continue incurring operational losses until the earnings from commercialization of one or more of its products exceed the costs of research and development, administration and other expenses. At June 30, 2002 the Company's accumulated deficit was $50.4 million.

In June 2002, the Company signed an agreement with Novartis Consumer Health SA (Novartis) to acquire the rights to Reducol™, a phytosterol-based cholesterol-lowering food ingredient originally licensed to Novartis by the Company in 1999. Under the terms of the agreement, Forbes agreed to pay Novartis a total of US$2.5 million (C$3.8 million). As a result of this $3.8 million purchase the Company eliminated deferred revenue of $9.9 million and hence recognized a gain of $6.1 million. Of the US$2.5 million purchase price US$0.5 million was paid, on signing, by way of offset against money owed by Novartis to Forbes. The balance of US$2 million will be paid in royalties from phytosterol sales between June 22, 2002 and December 31, 2003. A minimum of US$1.5 million (C$2.3 million) must be paid to Novartis by June 30, 2003 with the remaining US$0.5 million (C$0.8 million) due by December 31, 2003. Between June 22, 2002 and December 31, 2003, should the Company obtain financings that exceed US$7 million in total, then any outstanding balance owed to Novartis is payable within 30 days of receipt of funds. The Company currently does not plan financings exceeding that level.

For the six months ended June 30, 2002, the Company had a net income of $0.9 million ($0.04 per share) compared with a net loss of $6.6 million ($0.31 per share) for the six months ended July 31, 2001. This significant improvement, from a net loss to a net profit, resulted primarily from a one-time $6.1 million gain realized on the purchase of Reducol™ rights for an amount significantly below the deferred revenue liability on the Company's financial statements. Reductions in general and administrative expenses and research and development expenses also contributed to the improvement.

Revenues

Total phytosterol revenues, including licensing fees, in the three months ended June 30, 2002, were $2.6 million compared with $2.3 million for the three-month period ended July 31, 2001. Revenues from phytosterol sales alone in the second quarter of fiscal 2002 were $2.1 million compared with $1.8 million in the three-month period ended July 31, 2001. These sales figures include direct product sales and royalties. The increased sales resulted primarily from sales of non-food grade sterols from Company's share of the Phyto-Source joint venture.

Total phytosterol revenues, including licensing fees, in the six months ended June 30, 2002, were $5.0 million compared with $3.1 million for the six-month period ended July 31, 2001. Revenues from phytosterol sales alone in the first half of fiscal 2002 were $4.0 million compared with $2.2 million in the six-month period ended July 31, 2001.

For the three and six -month periods ended June 30, 2002, substantially all of the Company's revenues were earned from sales of phytosterol products to two customers. Any material decline in the demand for the Company's phytosterol products will have a material adverse effect on the Company's revenues and results of operations.

Expenses

The Company's net R&D expenditures totaled $0.9 million in the second quarter of 2002, compared to $1.2 million in the three-month period ended July 31, 2001. The reduction in R&D is attributed to a decrease in non-core expenditures outside the FM-VP4 development program. G&A costs were down to $1.6 million for the first quarter 2002, compared with $2.2 million for the three months ended July 31, 2001. Included in G&A expenses for the second quarter 2002 are $0.25 million related to foreign exchange and $0.2 million related to financing from 2001. Cost of sales increased by $0.2 million, consistent with the $0.3 million increase in sales. Included in product development and marketing costs for the second quarter 2002 is $0.5 million related to fine chemicals costs prepaid in 2001. Subsequent to June 30, 2002 the Company has continued to reduce discretionary expenditures.

The Company's net R&D expenditures totaled $2.0 million in the first half of 2002, compared to $3.2 million in the six-month period ended July 31, 2001. G&A costs were down to $2.7 million for the first half of 2002, compared with $3.6 million for the three months ended July 31, 2001. Cost of sales increased by $1.5 million from the six months ended July 31, 2001 to the six months ended June 30, 2002 consistent with the increase in sales of $1.9 million over the same periods.

Liquidity and Capital Resources

Since inception, the Company has financed its operations and capital expenditures primarily through equity offerings and to a lesser extent, license revenue and government grants. During the three months ended June 30, 2002 the Company's shareholders equity increased from $17.9 million at March 31, 2002 to $20.9 million at June 30, 2002. The Company's working capital decreased from $3.6 million at March 31, 2002, to a working capital deficiency of $0.7 million at June 30, 2002, which is calculated after deducting $2.3 million of royalties payable to Novartis by June 30, 2003. Excluding such royalties, the Company's working capital was $1.6 million at June 30, 2002. The Company's cash and cash equivalents reduced from $1.5 million at March 31, 2002 to $0.3 million at June 30, 2002. Subsequent to June 30, 2002 the Company received $0.9 million related to other receivables and the sale of its Amqui pilot plant in Quebec. Working capital increased by $0.75 million as a result of the Amqui plant sale. As of August 29, 2002 the Company has $0.45 million in cash and approximately $2.5 million in receivables.

During the three months ended June 30, 2002, the Company used $0.3 million in operating activities compared with $1.8 million in the three-month period ended July 31, 2001. Investing activities during the quarter ended June 30, 2002, used cash of $0.1 million compared with generating cash of $3.0 million in the quarter ended July 31, 2001. At June 30, 2002 the Company was committed to investing an additional $2.0 million (US$1.35 million) in Phyto-Source LP, which is 50%-owned by the Company. It is anticipated that this funding may be made by an offset against amounts owed by the joint venture to Forbes. The net effect of this would be to reduce current receivables and current payables by $1.0 million.

During the six months ended June 30, 2002, the Company used $4.2 million in operating activities compared with $8.2 million in the six-month period ended July 31, 2001. Investing activities during the first half of 2002 generated cash of $0.4 million compared with $6.4 million in the six months ended July 31, 2001. During the first half of 2002 the Company expended $0.7 million on capital assets, compared with $2.7 million in the six months ended July 31, 2001. Financing activities during the first half of 2002, used cash of $1.7 million, mainly related to the payment of demand loans using proceeds from the sale of phytosterols, compared with $1.0 million in the six months ended July 31, 2001 primarily used to repay notes payable.

Since December 31, 2001, the Company has continued to make significant reductions in its spending in an effort to improve its working capital and to reduce the amount of cash used in operations. The acquisition of the Reducol ™ rights decreased working capital, but a significant portion of the $2.3 million payable in the twelve months ending June 30 2002 is expected to be paid at the end of that period, with the amounts paid prior to that date only being paid as a royalty on revenues received.

The revenue that the Company generates from direct sales and licensing is not anticipated to be sufficient to meet the Company's working capital requirements and commitments for 2002. In addition, at the current stage of development of the Company's products, the generation of significant funds from licensing agreements or government grants is not likely for some time. The Company presently has no external sources of liquidity such as lines of credit.

The Company has previously announced that additional funding is required by September 30, 2002 to meet its planned expenditures. Recently, the Company announced it is undertaking a non-brokered private placement at a price of $0.65 per unit, each unit consisting of one common share plus .08 of a common share purchase warrant. At the same time, the Company also announced it was undertaking two concurrent offerings through brokerage firms in Toronto and New York, independent of the non-brokered private placement. All offerings are subject to regulatory approval.

Based on existing sales contracts and financing commitments received to August 29, 2002, the Company believes it will have the necessary capital to operate beyond September 30, 2002. Forbes is also in discussions with several parties regarding possible new major sterol sales contracts. The Company will provide updates if and when further sterols sales contracts are entered into and financings are closed.

The potential profitability of the Company is dependent on many factors, including, among other things, successful development of its products and services, receiving regulatory approvals, the successful operation of its manufacturing activities, achieving additional sales, and the conclusion and implementation of applicable strategic and other alliances. There can be no assurance that any of these factors will be realized either on a timely basis or at all. In addition, the nutraceutical and pharmaceutical industries are subject to rapid and substantial technological change, which could reduce the marketability of the Company's products or technology, and which requires ongoing issuance and maintenance of patents as well as continued investment in research and development. The Company has significant commitments to fund its product development activities. Accordingly, the Company will be required to obtain additional sources of financing in order to continue to implement its business plan.

While the Company is undertaking the offerings referred to above, and has received some funding commitments to date, there can be no assurance that the offerings will be successful or that the current financing commitments will close as anticipated, and accordingly there is no assurance that any money will be raised by the Company as a result, or if raised, that the amount received by the Company will be sufficient to sustain the Company's operations beyond September 30, 2002.

Outlook

Based on existing contracts alone, at August 29, 2002, the Company is anticipating that its share of phytosterol sales for calendar 2002 will be a minimum of approximately $7 million (US$5 million), compared with approximately $4.9 million (US$3 million) for calendar 2001. Sales volumes of phytosterols for calendar 2002 for the Company and the Phyto-Source joint venture, based on existing contracts alone, are anticipated to be a minimum of 300 tonnes (net 200 tonnes to the Company) compared with 180 tonnes (net 130 tonnes to the Company) in calendar 2001. Phyto-Source LP is currently negotiating possible substantial sterol sales contracts with several parties.

The Company believes that the production capacity of the Phyto-Source LP sterol manufacturing facility, when fully operational, has the potential to support material sales contacts and generate cash flow for the Company. However, the manufacturing facility is not anticipated to be running at capacity until 2003, and there can be no assurance that any material sales contracts will be entered into in a timely manner, if at all. See also "Liquidity and Capital Resources" above.

This Management's Discussion and Analysis contains forward-looking statements concerning anticipated developments in the Company's business and projected product sales, revenues, expenditures, financing needs, and other information in future periods. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates," "potential", "projects", "plans", "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements are set forth principally under the headings "Liquidity and Capital Resources" and "Outlook", but occur elsewhere in this Management's Discussion and Analysis as well. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the Company's need for additional funding, which may not be available to the Company on acceptable terms or at all; uncertainty as to whether the Company's current equity offerings will be successful or if successful, that the amount raised will be sufficient to sustain the Company's operations; uncertainty that the Phyto-Source LP manufacturing facility will function as planned; uncertainty as to whether the Company will be able to complete any new major long-term sterol contracts; the need to control costs and the possibility of unanticipated expenses; uncertainty as to the Company's ability to generate projected sales volumes and product prices; uncertainty as to the successful conclusion of sales discussions currently underway, and of those anticipated, with third-party purchasers; the need for performance of contract obligations by buyers of products; and other risks and uncertainties identified in this Management's Discussion and Analysis. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. See also the Company's reports filed with the Toronto Stock Exchange, the Ontario and B.C. Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for other cautionary statements identifying important factors with respect to such forward-looking statements. The Company does not assume any obligation to update any forward-looking statements contained herein.